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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                AMENDMENT NO. 2
                                       TO
                                 SCHEDULE 14D-9
                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(D)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

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                               AST RESEARCH, INC.
                           (Name of Subject Company)

                               AST RESEARCH, INC.
                      (Name of Person(s) Filing Statement)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                       (INCLUDING THE ASSOCIATED RIGHTS)
                         (Title of Class of Securities)

                                   001907104
                     (CUSIP Number of Class of Securities)

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                                SAFI U. QURESHEY
                            CHIEF EXECUTIVE OFFICER
                               AST RESEARCH, INC.
                              16215 ALTON PARKWAY
                            IRVINE, CALIFORNIA 92718
                                 (714) 727-4141
 (Name, address and telephone number of person authorized to receive notice and communications on behalf of the person(s) filing statement)

                                WITH COPIES TO:

        THOMAS C. JANSON, JR.                         NICK E. YOCCA
SKADDEN, ARPS, SLATE, MEAGHER & FLOM        STRADLING, YOCCA, CARLSON & RAUTH
       300 SOUTH GRAND AVENUE                   660 NEWPORT CENTER DRIVE
    LOS ANGELES, CALIFORNIA 90071                NEWPORT BEACH, CA 92660
           (213) 687-5000                            (714) 725-4000

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  This Amendment No. 2 amends and supplements the Solicitation/Recommendation
Statement on Schedule 14D-9 (the "Schedule 14D-9") filed on March 6, 1995, as amended, by AST Research Inc., a Delaware corporation (the "Company"), and relates to the tender offer made by Samsung Electronics Co., Ltd., a Korean corporation (the "Purchaser"), disclosed in a Tender Offer Statement on
Schedule 14D-1, dated March 6, 1995, as amended, to purchase 5,820,000 shares of the Company's common stock, par value $0.01 per share (the "Common Stock") at $22.00 per share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 6, 1995, as amended (the "Revised Offer to Purchase"), and the related Letter of Transmittal (which collectively in its revised form with the Revised Offer to Purchase constitute the "Revised Offer"). The purpose of this Amendment No. 2 is to correct a typographical error contained in Item 8 of Amendment No. 1 to
Schedule 14D-9, filed on June 8, 1995, by the Company. All capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 14D-9.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

  Paragraph five (5) of Item 8 is hereby deleted in its entirety and replace by the following:

  However, after extensive discussions with the Staff, the Company's financial statements for the year ended July 2, 1994, have been restated from those originally issued to reflect the $33.6 million reduction in the carrying value of GRiD pen-based products inventories, made in the fourth quarter of fiscal 1994, as a charge to cost of sales rather than an increase in the carrying value of goodwill.

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                                   SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 12, 1995

                                     AST Research, Inc.

                                     By:     /s/ Bruce C. Edwards
                                       ___________________________________
                                       Name:  Bruce C. Edwards
                                       Title: Executive Vice President and
                                              Chief Financial Officer




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